Exhibit 99.4

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Preliminary Economic Assessment for the Cusi Mine, Chihuahua State, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated November 13, 2020, with an effective date of August 31, 2020 (the “Technical Report”).

I, Daniel Sepulveda, BSc, SME-RM, do hereby certify that:

1	I am an Associate Consultant with the firm SRK Consulting (Canada) Inc., which has an office at Suite 2200 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.

2	I graduated with a degree in Extractive Metallurgy from University of Chile in 1992. I am a registered member of the Society of Mining, Metallurgy, and Exploration, Inc. (SME), member No 4206787RM. I have worked as a Metallurgist for a total of 27 years since my graduation from university. My relevant experience includes employee of several mining companies, engineering & construction companies, and as a consulting engineer.

3	I visited the Cusi property on April 7 & 8, 2019.

4	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

6	I am responsible for Mineral Processing and Metallurgical Testing and Recovery Methods - Sections 13 , 17, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

8	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 18th day of December 2020, in Vancouver, British Columbia, Canada.

[“original signed”]

_________________________________

Daniel Sepulveda, BSc, SME-RM

Associate Consultant (Metallurgy)

SRK Consulting (Canada) Inc.